SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 13, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

Brasil Telecom clarifies Bovespa’s Inquiry

In compliance with the request made in correspondence dated December 13th, 2005, transcribed below:

“In an article released by agência Estado – Broadcast, on 12/12/2005, among other information, Brasil Telecom’s new management informed that the previous management caused a loss of R$ 361 million.

We request clarification regarding the news referred above, as well as other information considered important, especially regarding possible future impacts on the Companies’ financial statements.”

As it was disclosed on Notice to Shareholders dated December 12, 2005, by Brasil Telecom Participações S.A. and Brasil Telecom S.A., which have filed a complaint at CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) regarding the improper management of the Companies’ funds in businesses and operations with traces of controlling shareholder’s abuses, breaches of fiduciary duties, conflict of interests, violation of the Law and the By-Laws.

Preliminary studies have shown that such improper management of funds amounted to approximately R$ 362 million, of which, R$ 82 million refer to illegal expenses paid and accounted for in the Companies’ previous years financial statements and R$ 280 million refer to not incurred gains due to cost of opportunity.

Brasil Telecom Participações S.A. and Brasil Telecom S.A. are taking all necessary legal actions to be refunded from the damages and losses suffered due to the acts denounced, which could generate positive impacts on its future financial statements.

The Companies are available for any clarifications that shall be made necessary.

Brasília, December 13, 2005

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer